Exhibit 99.4

Annexure A This is Annexure A of 28 pages referred to in form 604 Notice of change of interests of substantial shareholder 10-Sep-24 Date 5. Consideration 01-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,550 -8,550 01-Jul-24 BlackRock Investment Management, LLC on mkt sell 47.05 AUD CDI 1:1 -865 -865 01-Jul-24 BlackRock Asset Management Canada Limited on mkt buy 46.89 AUD CDI 1:1 73 73 01-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.73 AUD CDI 1:1 -296 -296 01-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.92 AUD CDI 1:1 1,076 1,076 01-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.92 AUD CDI 1:1 54 54 01-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.92 AUD CDI 1:1 198 198 01-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 47.92 AUD CDI 1:1 -198 -198 01-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.92 AUD CDI 1:1 442 442 01-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 47.92 AUD CDI 1:1 2,321 2,321 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -149 -149 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -687 -687 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -853 -853 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -898 -898 01-Jul-24 BlackRock Fund Advisors on mkt buy 47.92 AUD CDI 1:1 3,174 3,174 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -15,217 -15,217 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -742 -742 01-Jul-24 BlackRock Advisors, LLC on mkt buy 47.92 AUD CDI 1:1 3,186 3,186 01-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.92 AUD CDI 1:1 -7,490 -7,490 01-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,840 -6,840 01-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,240 4,240 01-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 320 320 01-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,532 2,532 02-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 798 798 02-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 47.04 AUD CDI 1:1 -154 -154 02-Jul-24 BlackRock Investment Management, LLC on mkt sell 47.04 AUD CDI 1:1 -118 -118 02-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 47.10 AUD CDI 1:1 -699 -699 02-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.96 AUD CDI 1:1 2,185 2,185 02-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.96 AUD CDI 1:1 6,456 6,456 02-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.96 AUD CDI 1:1 1,059 1,059 02-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.96 AUD CDI 1:1 392 392 02-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.96 AUD CDI 1:1 594 594 02-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.96 AUD CDI 1:1 495 495 02-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 46.96 AUD CDI 1:1 -693 -693 02-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.96 AUD CDI 1:1 228 228 02-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 46.96 AUD CDI 1:1 -456 -456 02-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.96 AUD CDI 1:1 -126 -126 02-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.96 AUD CDI 1:1 -562 -562 02-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.96 AUD CDI 1:1 -659 -659 02-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 46.96 AUD CDI 1:1 975 975 02-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.96 AUD CDI 1:1 785 785 Lamar Shaw, Authorised Signatory JAMES HARDIE INDUSTRIES PLC (JHX) Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY JHX page 1 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jul-24 BlackRock Fund Advisors on mkt buy 46.96 AUD CDI 1:1 2,429 2,429 02-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.96 AUD CDI 1:1 -17,417 -17,417 02-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.96 AUD CDI 1:1 -1,098 -1,098 02-Jul-24 BlackRock Investment Management, LLC on mkt buy 46.96 AUD CDI 1:1 445 445 02-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.96 AUD CDI 1:1 -1,581 -1,581 02-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 176 176 02-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,040 2,040 03-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,119 2,119 03-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,119 2,119 03-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,176 1,176 03-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 47.20 AUD CDI 1:1 -1,086 -1,086 03-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 47.97 AUD CDI 1:1 -2,118 -2,118 03-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 47.97 AUD CDI 1:1 -1,089 -1,089 03-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.97 AUD CDI 1:1 -86 -86 03-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.97 AUD CDI 1:1 -387 -387 03-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.97 AUD CDI 1:1 -649 -649 03-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.97 AUD CDI 1:1 -2,971 -2,971 03-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.97 AUD CDI 1:1 -1,262 -1,262 03-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 47.97 AUD CDI 1:1 -365 -365 03-Jul-24 BlackRock Financial Management, Inc. on mkt buy 47.97 AUD CDI 1:1 821 821 03-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.97 AUD CDI 1:1 55 55 03-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 47.97 AUD CDI 1:1 12,426 12,426 03-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 810 810 03-Jul-24 BlackRock Asset Management Canada Limited in specie n/a AUD CDI 1:1 -3,182 -3,182 03-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,846,661 -2,846,661 03-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 74,472 74,472 03-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 746,557 746,557 03-Jul-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 242,682 242,682 04-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.44 AUD CDI 1:1 4,219 4,219 04-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.43 AUD CDI 1:1 2,044 2,044 04-Jul-24 BlackRock Capital Management, Inc. on mkt buy 47.43 AUD CDI 1:1 267 267 04-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.35 AUD CDI 1:1 -50 -50 04-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.35 AUD CDI 1:1 -233 -233 04-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.35 AUD CDI 1:1 -739 -739 04-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.35 AUD CDI 1:1 392 392 04-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.35 AUD CDI 1:1 1,708 1,708 04-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.35 AUD CDI 1:1 383 383 04-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.35 AUD CDI 1:1 1,424 1,424 04-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 47.35 AUD CDI 1:1 808 808 04-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.35 AUD CDI 1:1 976 976 05-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 526 526 05-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,119 2,119 05-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,040 1,040 05-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.73 AUD CDI 1:1 -334 -334 05-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.73 AUD CDI 1:1 -62 -62 05-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.73 AUD CDI 1:1 -71 -71 JHX page 2 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.84 AUD CDI 1:1 3,504 3,504 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 18 18 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 18 18 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 91 91 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 171 171 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 684 684 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 114 114 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 198 198 05-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 47.84 AUD CDI 1:1 -194 -194 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 199 199 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 282 282 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 282 282 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 534 534 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 58 58 05-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.84 AUD CDI 1:1 181 181 05-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.84 AUD CDI 1:1 988 988 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 2,897 2,897 05-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.84 AUD CDI 1:1 5,145 5,145 05-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.84 AUD CDI 1:1 322 322 05-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.84 AUD CDI 1:1 3,514 3,514 05-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 47.84 AUD CDI 1:1 1,004 1,004 05-Jul-24 BlackRock Fund Advisors on mkt buy 47.84 AUD CDI 1:1 1,957 1,957 05-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -74,656 -74,656 05-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -743,520 -743,520 05-Jul-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -242,682 -242,682 08-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,143 3,143 08-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.10 AUD CDI 1:1 2,844 2,844 08-Jul-24 BlackRock Capital Management, Inc. on mkt buy 47.11 AUD CDI 1:1 142 142 08-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.93 AUD CDI 1:1 -43 -43 08-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 46.93 AUD CDI 1:1 -1,098 -1,098 08-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 46.90 AUD CDI 1:1 -2,278 -2,278 08-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.92 AUD CDI 1:1 -112,371 -112,371 08-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -1,076 -1,076 08-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 260 260 08-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 101 101 08-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 278 278 08-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.92 AUD CDI 1:1 -205 -205 08-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.92 AUD CDI 1:1 -148 -148 08-Jul-24 BlackRock Advisors, LLC on mkt sell 46.92 AUD CDI 1:1 -7,948 -7,948 08-Jul-24 BlackRock Fund Advisors on mkt buy 46.83 AUD CDI 1:1 2,643 2,643 08-Jul-24 BlackRock Advisors, LLC on mkt sell 46.92 AUD CDI 1:1 -1,552 -1,552 08-Jul-24 BlackRock Asset Management Canada Limited on mkt buy 46.83 AUD CDI 1:1 259 259 08-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 46.92 AUD CDI 1:1 -6,582 -6,582 08-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 657 657 08-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,398,429 1,398,429 08-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 24 24 08-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 775 775 09-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,148 -5,148 09-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -76 -76 09-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 47.01 AUD CDI 1:1 -16 -16 09-Jul-24 BlackRock Investment Management, LLC on mkt sell 47.01 AUD CDI 1:1 -12 -12 09-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.71 AUD CDI 1:1 1,590 1,590 09-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 46.71 AUD CDI 1:1 -97 -97 09-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 126 126 09-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.71 AUD CDI 1:1 -154 -154 09-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.71 AUD CDI 1:1 -695 -695 JHX page 3 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.71 AUD CDI 1:1 -707 -707 09-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 46.71 AUD CDI 1:1 1,831 1,831 09-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.71 AUD CDI 1:1 1,618 1,618 09-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 46.71 AUD CDI 1:1 -283 -283 09-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.71 AUD CDI 1:1 -1,269 -1,269 09-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.71 AUD CDI 1:1 -2,980 -2,980 09-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,398,429 -1,398,429 09-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 114 114 09-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,135 1,135 09-Jul-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 12 12 10-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,143 3,143 10-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,148 -5,148 10-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 45.78 AUD CDI 1:1 91 91 10-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 45.78 AUD CDI 1:1 171 171 10-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 45.78 AUD CDI 1:1 594 594 10-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 45.78 AUD CDI 1:1 -194 -194 10-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 45.78 AUD CDI 1:1 -310 -310 10-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 45.78 AUD CDI 1:1 -131 -131 10-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 45.78 AUD CDI 1:1 -592 -592 10-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 45.78 AUD CDI 1:1 -242 -242 10-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 4,040 4,040 10-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 118 118 10-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 170 170 10-Jul-24 BlackRock Advisors, LLC on mkt sell 45.78 AUD CDI 1:1 -12,499 -12,499 10-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 45.78 AUD CDI 1:1 -47 -47 10-Jul-24 BlackRock Advisors, LLC on mkt sell 45.78 AUD CDI 1:1 -2,086 -2,086 10-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 45.78 AUD CDI 1:1 -2,507 -2,507 10-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 45.78 AUD CDI 1:1 -8,708 -8,708 10-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 327 327 10-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 657 657 10-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,439,471 2,439,471 10-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -844 -844 10-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,260 1,260 10-Jul-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -12 -12 11-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,128 2,128 11-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,128 2,128 11-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.61 AUD CDI 1:1 219 219 11-Jul-24 BlackRock Capital Management, Inc. on mkt buy 46.60 AUD CDI 1:1 614 614 11-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.60 AUD CDI 1:1 6,381 6,381 11-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.59 AUD CDI 1:1 92 92 11-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.59 AUD CDI 1:1 184 184 11-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.59 AUD CDI 1:1 114 114 11-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 46.59 AUD CDI 1:1 101 101 11-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.59 AUD CDI 1:1 -106 -106 11-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.59 AUD CDI 1:1 -483 -483 11-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.59 AUD CDI 1:1 -263 -263 11-Jul-24 BlackRock Investment Management, LLC on mkt sell 46.59 AUD CDI 1:1 -487 -487 11-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.59 AUD CDI 1:1 -518 -518 11-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.59 AUD CDI 1:1 310 310 11-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 46.59 AUD CDI 1:1 -393 -393 JHX page 4 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jul-24 BlackRock Fund Advisors on mkt sell 46.59 AUD CDI 1:1 -2,294 -2,294 11-Jul-24 BlackRock Advisors, LLC on mkt sell 46.59 AUD CDI 1:1 -208 -208 11-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 46.59 AUD CDI 1:1 -1,473 -1,473 11-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 46.59 AUD CDI 1:1 -7,797 -7,797 11-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 46.59 AUD CDI 1:1 -559 -559 11-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 46.59 AUD CDI 1:1 -459 -459 11-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 46.59 AUD CDI 1:1 -541 -541 11-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 46.59 AUD CDI 1:1 -1,782 -1,782 11-Jul-24 BlackRock Advisors, LLC on mkt sell 46.59 AUD CDI 1:1 -951 -951 11-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.59 AUD CDI 1:1 -2,880 -2,880 11-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.59 AUD CDI 1:1 -2,205 -2,205 11-Jul-24 BlackRock Advisors, LLC on mkt sell 46.59 AUD CDI 1:1 -1,352 -1,352 11-Jul-24 BlackRock Financial Management, Inc. on mkt sell 46.59 AUD CDI 1:1 -574 -574 11-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 46.59 AUD CDI 1:1 -724 -724 11-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 46.59 AUD CDI 1:1 -13,731 -13,731 11-Jul-24 BlackRock Investment Management, LLC on mkt sell 46.59 AUD CDI 1:1 -1,354 -1,354 11-Jul-24 BlackRock International Limited on mkt sell 46.59 AUD CDI 1:1 -1,075 -1,075 11-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 46.59 AUD CDI 1:1 10,803 10,803 11-Jul-24 BlackRock Investment Management, LLC on mkt sell 46.59 AUD CDI 1:1 -1,280 -1,280 11-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,580 -8,580 11-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,439,471 -2,439,471 11-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 15 15 11-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 876 876 12-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 48.78 AUD CDI 1:1 466 466 12-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.03 AUD CDI 1:1 3,504 3,504 12-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.03 AUD CDI 1:1 248 248 12-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.03 AUD CDI 1:1 2,070 2,070 12-Jul-24 BlackRock Advisors, LLC on mkt sell 49.03 AUD CDI 1:1 -7,462 -7,462 12-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.03 AUD CDI 1:1 6,055 6,055 12-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.03 AUD CDI 1:1 409 409 12-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 49.03 AUD CDI 1:1 -2,148 -2,148 12-Jul-24 BlackRock Advisors, LLC on mkt sell 49.03 AUD CDI 1:1 -1,320 -1,320 12-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 49.03 AUD CDI 1:1 92 92 12-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 49.03 AUD CDI 1:1 660 660 12-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 49.03 AUD CDI 1:1 -194 -194 12-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 49.03 AUD CDI 1:1 -227 -227 12-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 49.03 AUD CDI 1:1 -1,135 -1,135 12-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.03 AUD CDI 1:1 -107 -107 12-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.03 AUD CDI 1:1 -508 -508 12-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.03 AUD CDI 1:1 -263 -263 12-Jul-24 BlackRock Advisors, LLC on mkt sell 49.03 AUD CDI 1:1 -2,595 -2,595 12-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 49.03 AUD CDI 1:1 3,431 3,431 12-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 49.03 AUD CDI 1:1 15,226 15,226 12-Jul-24 BlackRock Advisors, LLC on mkt sell 49.03 AUD CDI 1:1 -459 -459 12-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 49.03 AUD CDI 1:1 -1,885 -1,885 12-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 49.03 AUD CDI 1:1 -6,138 -6,138 12-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.03 AUD CDI 1:1 -2,420 -2,420 12-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,822 2,822 12-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 237 237 15-Jul-24 BlackRock Capital Management, Inc. on mkt buy 50.26 AUD CDI 1:1 66 66 15-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.23 AUD CDI 1:1 -129 -129 JHX page 5 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.23 AUD CDI 1:1 -644 -644 15-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.23 AUD CDI 1:1 -431 -431 15-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 50.23 AUD CDI 1:1 1,579 1,579 15-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 50.23 AUD CDI 1:1 1,209 1,209 15-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 50.23 AUD CDI 1:1 7,577 7,577 15-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 876 876 15-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,154,057 1,154,057 15-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 172 172 15-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 489 489 16-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,151 -5,151 16-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 50.08 AUD CDI 1:1 17,874 17,874 16-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 50.22 AUD CDI 1:1 -75 -75 16-Jul-24 BlackRock Investment Management, LLC on mkt sell 50.22 AUD CDI 1:1 -57 -57 16-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 50.44 AUD CDI 1:1 -184 -184 16-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.44 AUD CDI 1:1 145 145 16-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 50.44 AUD CDI 1:1 -2,152 -2,152 16-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 50.44 AUD CDI 1:1 -92 -92 16-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 50.44 AUD CDI 1:1 114 114 16-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 50.44 AUD CDI 1:1 -297 -297 16-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 50.44 AUD CDI 1:1 202 202 16-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 50.44 AUD CDI 1:1 -681 -681 16-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 50.44 AUD CDI 1:1 -87 -87 16-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.44 AUD CDI 1:1 -128 -128 16-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.44 AUD CDI 1:1 -597 -597 16-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.44 AUD CDI 1:1 -58 -58 16-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.44 AUD CDI 1:1 -338 -338 16-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.44 AUD CDI 1:1 -2,995 -2,995 16-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 50.44 AUD CDI 1:1 141 141 16-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.44 AUD CDI 1:1 -2,494 -2,494 16-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -820,468 -820,468 16-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 33 33 16-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 730 730 17-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,729 -1,729 17-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 51.74 AUD CDI 1:1 -542 -542 17-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.71 AUD CDI 1:1 -3,852 -3,852 17-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.71 AUD CDI 1:1 -954 -954 17-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.71 AUD CDI 1:1 -965 -965 17-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.62 AUD CDI 1:1 -18 -18 17-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.62 AUD CDI 1:1 171 171 17-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.62 AUD CDI 1:1 600 600 17-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.62 AUD CDI 1:1 202 202 17-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.62 AUD CDI 1:1 189 189 17-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.62 AUD CDI 1:1 -227 -227 17-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.62 AUD CDI 1:1 -120 -120 17-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.62 AUD CDI 1:1 -570 -570 17-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.62 AUD CDI 1:1 -362 -362 17-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.62 AUD CDI 1:1 685 685 17-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.62 AUD CDI 1:1 -1,700 -1,700 17-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.62 AUD CDI 1:1 240 240 17-Jul-24 BlackRock Advisors, LLC on mkt sell 53.62 AUD CDI 1:1 -7,051 -7,051 JHX page 6 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.62 AUD CDI 1:1 -17,740 -17,740 17-Jul-24 BlackRock Investment Management, LLC on mkt buy 53.62 AUD CDI 1:1 533 533 17-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.62 AUD CDI 1:1 -1,567 -1,567 17-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.62 AUD CDI 1:1 -1,036 -1,036 17-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 53.62 AUD CDI 1:1 -1,354 -1,354 17-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -333,589 -333,589 17-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 36 36 17-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 305 305 18-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.74 AUD CDI 1:1 -682 -682 18-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.51 AUD CDI 1:1 -9,548 -9,548 18-Jul-24 BlackRock Financial Management, Inc. on mkt sell 52.77 AUD CDI 1:1 -1,409 -1,409 18-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.87 AUD CDI 1:1 -2,387 -2,387 18-Jul-24 BlackRock Capital Management, Inc. on mkt sell 52.98 AUD CDI 1:1 -282 -282 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -188 -188 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -875 -875 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -373 -373 18-Jul-24 BlackRock Investment Management, LLC on mkt sell 53.99 AUD CDI 1:1 -338 -338 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -522 -522 18-Jul-24 BlackRock Advisors, LLC on mkt sell 53.99 AUD CDI 1:1 -261 -261 18-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 53.99 AUD CDI 1:1 -11,743 -11,743 18-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 53.99 AUD CDI 1:1 -3,562 -3,562 18-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 53.99 AUD CDI 1:1 -1,180 -1,180 18-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 53.99 AUD CDI 1:1 -548 -548 18-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 53.99 AUD CDI 1:1 -637 -637 18-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 53.99 AUD CDI 1:1 -1,793 -1,793 18-Jul-24 BlackRock Advisors, LLC on mkt sell 53.99 AUD CDI 1:1 -593 -593 18-Jul-24 BlackRock Advisors, LLC on mkt sell 53.99 AUD CDI 1:1 -81 -81 18-Jul-24 BlackRock Financial Management, Inc. on mkt sell 53.99 AUD CDI 1:1 -794 -794 18-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.99 AUD CDI 1:1 -4,993 -4,993 18-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.99 AUD CDI 1:1 -278 -278 18-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.99 AUD CDI 1:1 -470 -470 18-Jul-24 BlackRock Advisors, LLC on mkt sell 53.99 AUD CDI 1:1 -4,213 -4,213 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -2,256 -2,256 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -945 -945 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -13,988 -13,988 18-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.99 AUD CDI 1:1 -42,166 -42,166 18-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 54.19 AUD CDI 1:1 91 91 18-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 54.19 AUD CDI 1:1 228 228 18-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 54.19 AUD CDI 1:1 1,589 1,589 18-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,185,855 2,185,855 18-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 18 18 18-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 469 469 19-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,286 11,286 19-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,560 1,560 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.11 AUD CDI 1:1 -5,431 -5,431 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.11 AUD CDI 1:1 -1,617 -1,617 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.11 AUD CDI 1:1 -1,554 -1,554 19-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.73 AUD CDI 1:1 114 114 19-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.73 AUD CDI 1:1 -96 -96 19-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.73 AUD CDI 1:1 -884 -884 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.73 AUD CDI 1:1 -167 -167 JHX page 7 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.73 AUD CDI 1:1 -715 -715 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.73 AUD CDI 1:1 -1,270 -1,270 19-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.73 AUD CDI 1:1 -501 -501 19-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 53.73 AUD CDI 1:1 1,088 1,088 19-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.73 AUD CDI 1:1 -3,260 -3,260 19-Jul-24 BlackRock Advisors, LLC on mkt sell 53.73 AUD CDI 1:1 -7,097 -7,097 19-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.73 AUD CDI 1:1 -10,911 -10,911 19-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.73 AUD CDI 1:1 -1,382 -1,382 19-Jul-24 BlackRock Investment Management, LLC on mkt buy 53.73 AUD CDI 1:1 1,415 1,415 19-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 53.73 AUD CDI 1:1 -1,872 -1,872 19-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.73 AUD CDI 1:1 -2,717 -2,717 19-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -630,146 -630,146 19-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,157 6,157 19-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 263 263 21-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,555,709 -1,555,709 21-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,157 -6,157 22-Jul-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 148,204 148,204 22-Jul-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 34,872 34,872 22-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -792 -792 22-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 53.22 AUD CDI 1:1 419 419 22-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 674 674 22-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 2,628 2,628 22-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -4,288 -4,288 22-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.59 AUD CDI 1:1 285 285 22-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -442 -442 22-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -274 -274 22-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -274 -274 22-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -454 -454 22-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -317 -317 22-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -1,414 -1,414 22-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -4,478 -4,478 22-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.59 AUD CDI 1:1 -290 -290 22-Jul-24 BlackRock Capital Management, Inc. on mkt sell 53.59 AUD CDI 1:1 -237 -237 22-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -12,812 -12,812 22-Jul-24 BlackRock Financial Management, Inc. on mkt sell 53.59 AUD CDI 1:1 -341 -341 22-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.59 AUD CDI 1:1 -1,874 -1,874 22-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.59 AUD CDI 1:1 -1,631 -1,631 22-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.59 AUD CDI 1:1 19,294 19,294 22-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -19,294 -19,294 22-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,198,044 2,198,044 22-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 133 133 22-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,555 1,555 23-Jul-24 BlackRock Advisors, LLC on mkt sell 54.05 AUD CDI 1:1 -4,529 -4,529 23-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.05 AUD CDI 1:1 -609 -609 23-Jul-24 BlackRock Advisors, LLC on mkt sell 54.05 AUD CDI 1:1 -34 -34 23-Jul-24 BlackRock Advisors, LLC on mkt sell 54.05 AUD CDI 1:1 -1,025 -1,025 23-Jul-24 BlackRock Investment Management, LLC on mkt sell 54.05 AUD CDI 1:1 -702 -702 23-Jul-24 BlackRock (Singapore) Limited on mkt sell 54.05 AUD CDI 1:1 -3,295 -3,295 JHX page 8 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 54.05 AUD CDI 1:1 -131 -131 23-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.05 AUD CDI 1:1 -39 -39 23-Jul-24 BlackRock Investment Management, LLC on mkt sell 54.05 AUD CDI 1:1 -103 -103 23-Jul-24 BlackRock Investment Management, LLC on mkt sell 54.05 AUD CDI 1:1 -458 -458 23-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.24 AUD CDI 1:1 674 674 23-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.24 AUD CDI 1:1 1,598 1,598 23-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 54.24 AUD CDI 1:1 265 265 23-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 54.24 AUD CDI 1:1 -552 -552 23-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.24 AUD CDI 1:1 -386 -386 23-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.24 AUD CDI 1:1 -1,715 -1,715 23-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.24 AUD CDI 1:1 -2,858 -2,858 23-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.24 AUD CDI 1:1 -2,305 -2,305 23-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 54.24 AUD CDI 1:1 1,229 1,229 23-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.24 AUD CDI 1:1 -5,992 -5,992 23-Jul-24 BlackRock Fund Advisors on mkt buy 54.24 AUD CDI 1:1 3,620 3,620 23-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.24 AUD CDI 1:1 583 583 23-Jul-24 BlackRock Investment Management, LLC on mkt buy 54.24 AUD CDI 1:1 444 444 23-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 54.24 AUD CDI 1:1 -593 -593 23-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.24 AUD CDI 1:1 -5,926 -5,926 23-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 43,907 43,907 23-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 25,903 25,903 23-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 132 132 23-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,699 1,699 24-Jul-24 BlackRock Advisors, LLC on mkt sell 54.20 AUD CDI 1:1 -4,396 -4,396 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.20 AUD CDI 1:1 -591 -591 24-Jul-24 BlackRock Advisors, LLC on mkt sell 54.20 AUD CDI 1:1 -33 -33 24-Jul-24 BlackRock Advisors, LLC on mkt sell 54.20 AUD CDI 1:1 -994 -994 24-Jul-24 BlackRock Investment Management, LLC on mkt sell 54.20 AUD CDI 1:1 -681 -681 24-Jul-24 BlackRock (Singapore) Limited on mkt sell 54.20 AUD CDI 1:1 -3,198 -3,198 24-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.20 AUD CDI 1:1 -39 -39 24-Jul-24 BlackRock Investment Management, LLC on mkt sell 54.20 AUD CDI 1:1 -444 -444 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.22 AUD CDI 1:1 -5,246 -5,246 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.22 AUD CDI 1:1 -1,088 -1,088 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.22 AUD CDI 1:1 -1,090 -1,090 24-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -724 -724 24-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 54.07 AUD CDI 1:1 -1,057 -1,057 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.07 AUD CDI 1:1 -259 -259 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.07 AUD CDI 1:1 -1,219 -1,219 24-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.07 AUD CDI 1:1 -2,098 -2,098 24-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 54.07 AUD CDI 1:1 -423 -423 24-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.07 AUD CDI 1:1 -3,238 -3,238 24-Jul-24 BlackRock Advisors, LLC on mkt sell 54.07 AUD CDI 1:1 -6,779 -6,779 24-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.07 AUD CDI 1:1 -343 -343 24-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 54.07 AUD CDI 1:1 -5,383 -5,383 24-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 54.07 AUD CDI 1:1 -24,844 -24,844 JHX page 9 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 54.07 AUD CDI 1:1 -1,428 -1,428 24-Jul-24 BlackRock Investment Management, LLC on mkt sell 54.07 AUD CDI 1:1 -354 -354 24-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -975,545 -975,545 24-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -25,903 -25,903 24-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -46 -46 24-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -220 -220 25-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -178 -178 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.72 AUD CDI 1:1 -4,396 -4,396 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.72 AUD CDI 1:1 -592 -592 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.72 AUD CDI 1:1 -33 -33 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.72 AUD CDI 1:1 -994 -994 25-Jul-24 BlackRock Investment Management, LLC on mkt sell 52.72 AUD CDI 1:1 -681 -681 25-Jul-24 BlackRock (Singapore) Limited on mkt sell 52.72 AUD CDI 1:1 -3,198 -3,198 25-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.72 AUD CDI 1:1 -38 -38 25-Jul-24 BlackRock Investment Management, LLC on mkt sell 52.72 AUD CDI 1:1 -444 -444 25-Jul-24 BlackRock Fund Advisors on mkt sell 52.31 AUD CDI 1:1 -3,723 -3,723 25-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.31 AUD CDI 1:1 -631 -631 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.31 AUD CDI 1:1 -4,844 -4,844 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.31 AUD CDI 1:1 -3,769 -3,769 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.31 AUD CDI 1:1 -1,622 -1,622 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.31 AUD CDI 1:1 -910 -910 25-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.31 AUD CDI 1:1 -465 -465 25-Jul-24 BlackRock International Limited on mkt sell 52.31 AUD CDI 1:1 -751 -751 25-Jul-24 BlackRock Investment Management, LLC on mkt sell 52.31 AUD CDI 1:1 -612 -612 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.30 AUD CDI 1:1 -1,476 -1,476 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.30 AUD CDI 1:1 -1,742 -1,742 25-Jul-24 BlackRock Capital Management, Inc. on mkt sell 52.30 AUD CDI 1:1 -1,897 -1,897 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -16,930 -16,930 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -7,129 -7,129 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -1,076 -1,076 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -1,185 -1,185 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -1,392 -1,392 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -901 -901 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.30 AUD CDI 1:1 -2,660 -2,660 25-Jul-24 BlackRock Financial Management, Inc. on mkt sell 52.30 AUD CDI 1:1 -2,810 -2,810 25-Jul-24 BlackRock Financial Management, Inc. on mkt sell 52.30 AUD CDI 1:1 -1,579 -1,579 25-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.30 AUD CDI 1:1 -2,906 -2,906 25-Jul-24 BlackRock Investment Management, LLC on mkt sell 52.30 AUD CDI 1:1 -3,834 -3,834 25-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.30 AUD CDI 1:1 -10,540 -10,540 25-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.30 AUD CDI 1:1 -11,824 -11,824 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.30 AUD CDI 1:1 -326 -326 25-Jul-24 BlackRock Investment Management, LLC on mkt sell 52.30 AUD CDI 1:1 -494 -494 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.30 AUD CDI 1:1 -292 -292 25-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.30 AUD CDI 1:1 -369 -369 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.30 AUD CDI 1:1 -442 -442 25-Jul-24 BlackRock Japan Co., Ltd. on mkt sell 52.30 AUD CDI 1:1 -554 -554 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.30 AUD CDI 1:1 -9 -9 25-Jul-24 BlackRock Advisors, LLC on mkt sell 52.30 AUD CDI 1:1 -218 -218 25-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.30 AUD CDI 1:1 -391 -391 25-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.30 AUD CDI 1:1 -322 -322 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.30 AUD CDI 1:1 -164 -164 JHX page 10 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Jul-24 BlackRock Investment Management, LLC on mkt sell 52.30 AUD CDI 1:1 -572 -572 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.30 AUD CDI 1:1 -408 -408 25-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 52.28 AUD CDI 1:1 3,216 3,216 25-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 52.28 AUD CDI 1:1 91 91 25-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 52.28 AUD CDI 1:1 392 392 25-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.28 AUD CDI 1:1 -884 -884 25-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.28 AUD CDI 1:1 -122 -122 25-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 52.28 AUD CDI 1:1 11,896 11,896 25-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -9 -9 25-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,575 3,575 26-Jul-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 43,077 43,077 26-Jul-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 5,744 5,744 26-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,918 8,918 26-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -792 -792 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.84 AUD CDI 1:1 -7,050 -7,050 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.84 AUD CDI 1:1 -1,208 -1,208 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.84 AUD CDI 1:1 -1,229 -1,229 26-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.45 AUD CDI 1:1 145 145 26-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.45 AUD CDI 1:1 2,628 2,628 26-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 52.45 AUD CDI 1:1 171 171 26-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 52.45 AUD CDI 1:1 285 285 26-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -3,195 -3,195 26-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -398 -398 26-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -442 -442 26-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -442 -442 26-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -1,326 -1,326 26-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -1,370 -1,370 26-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 52.45 AUD CDI 1:1 126 126 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.45 AUD CDI 1:1 -491 -491 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.45 AUD CDI 1:1 -2,177 -2,177 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.45 AUD CDI 1:1 -2,723 -2,723 26-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.45 AUD CDI 1:1 -970 -970 26-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.45 AUD CDI 1:1 -4,553 -4,553 26-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.45 AUD CDI 1:1 -13,572 -13,572 26-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -565 -565 26-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.45 AUD CDI 1:1 -650 -650 26-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -118 -118 26-Jul-24 BlackRock Investment Management, LLC on mkt buy 52.45 AUD CDI 1:1 408 408 26-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -1,350 -1,350 26-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 52.45 AUD CDI 1:1 -841 -841 26-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.45 AUD CDI 1:1 -5,740 -5,740 26-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,918 8,918 26-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,540 -1,540 26-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 456 456 26-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,302 -10,302 26-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 168 168 26-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,399 2,399 28-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,266,406 -1,266,406 29-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 438 438 29-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,143 -3,143 29-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,716 -1,716 JHX page 11 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.93 AUD CDI 1:1 876 876 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 AUD CDI 1:1 -448 -448 29-Jul-24 BlackRock Financial Management, Inc. on mkt sell 53.93 AUD CDI 1:1 -1,086 -1,086 29-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 53.93 AUD CDI 1:1 5,690 5,690 29-Jul-24 BlackRock International Limited on mkt sell 53.93 AUD CDI 1:1 -1,494 -1,494 29-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.93 AUD CDI 1:1 588 588 29-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.93 AUD CDI 1:1 -400 -400 29-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.93 AUD CDI 1:1 -398 -398 29-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 53.93 AUD CDI 1:1 126 126 29-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.93 AUD CDI 1:1 -126 -126 29-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.93 AUD CDI 1:1 -2,076 -2,076 29-Jul-24 BlackRock Financial Management, Inc. on mkt sell 53.93 AUD CDI 1:1 -586 -586 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 AUD CDI 1:1 -240 -240 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 AUD CDI 1:1 -1,091 -1,091 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 AUD CDI 1:1 -1,632 -1,632 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 AUD CDI 1:1 -236 -236 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 AUD CDI 1:1 -1,354 -1,354 29-Jul-24 BlackRock Investment Management (UK) Limited on mkt buy 53.93 AUD CDI 1:1 382 382 29-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.93 AUD CDI 1:1 -3,400 -3,400 29-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.93 AUD CDI 1:1 -2,177 -2,177 29-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.93 AUD CDI 1:1 12,011 12,011 29-Jul-24 BlackRock Investment Management, LLC on mkt sell 53.93 AUD CDI 1:1 -477 -477 29-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 786 786 29-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,266,406 1,266,406 29-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 88 88 29-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,759 1,759 30-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -264 -264 30-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.38 AUD CDI 1:1 222 222 30-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 876 876 30-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 3,066 3,066 30-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 5,256 5,256 30-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 4,380 4,380 30-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -36 -36 30-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -1,074 -1,074 30-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.59 AUD CDI 1:1 -1,159 -1,159 30-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -684 -684 30-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.59 AUD CDI 1:1 -1,973 -1,973 30-Jul-24 BlackRock International Limited on mkt sell 53.59 AUD CDI 1:1 -1,989 -1,989 30-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -3,519 -3,519 30-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -2,443 -2,443 30-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.59 AUD CDI 1:1 931 931 30-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -2,328 -2,328 30-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,252 4,252 30-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -100 -100 30-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 937 937 30-Jul-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 2,284 2,284 31-Jul-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,286 -6,286 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.80 AUD CDI 1:1 -2,070 -2,070 JHX page 12 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.80 AUD CDI 1:1 -83 -83 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.80 AUD CDI 1:1 -82 -82 31-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.67 AUD CDI 1:1 1,598 1,598 31-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.67 AUD CDI 1:1 438 438 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.69 AUD CDI 1:1 -663 -663 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.69 AUD CDI 1:1 -2,868 -2,868 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.69 AUD CDI 1:1 -1,721 -1,721 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.69 AUD CDI 1:1 -545 -545 31-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 54.69 AUD CDI 1:1 -694 -694 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.69 AUD CDI 1:1 -5,446 -5,446 31-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.68 AUD CDI 1:1 -250 -250 31-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 54.67 AUD CDI 1:1 -1,072 -1,072 31-Jul-24 BlackRock Advisors (UK) Limited on mkt buy 54.67 AUD CDI 1:1 171 171 31-Jul-24 BlackRock Advisors (UK) Limited on mkt sell 54.67 AUD CDI 1:1 -1,364 -1,364 31-Jul-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.67 AUD CDI 1:1 -699 -699 31-Jul-24 BlackRock Financial Management, Inc. on mkt sell 54.67 AUD CDI 1:1 -742 -742 31-Jul-24 BlackRock Investment Management (UK) Limited on mkt sell 54.67 AUD CDI 1:1 -54,522 -54,522 31-Jul-24 BlackRock Asset Management Canada Limited on mkt sell 54.67 AUD CDI 1:1 -1,194 -1,194 31-Jul-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.67 AUD CDI 1:1 1,304 1,304 31-Jul-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.67 AUD CDI 1:1 1,076 1,076 31-Jul-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 451,101 451,101 31-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 309 309 31-Jul-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 669 669 31-Jul-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 1,331 1,331 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.59 AUD CDI 1:1 -219 -219 01-Aug-24 BlackRock Advisors, LLC on mkt sell 54.30 AUD CDI 1:1 -6,083 -6,083 01-Aug-24 BlackRock Fund Advisors on mkt sell 54.30 AUD CDI 1:1 -3,448 -3,448 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.30 AUD CDI 1:1 -1,008 -1,008 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -3,484 -3,484 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -1,613 -1,613 01-Aug-24 BlackRock Advisors, LLC on mkt sell 54.30 AUD CDI 1:1 -742 -742 01-Aug-24 BlackRock International Limited on mkt sell 54.30 AUD CDI 1:1 -704 -704 01-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.30 AUD CDI 1:1 -491 -491 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -418 -418 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -1,740 -1,740 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -1,325 -1,325 01-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.30 AUD CDI 1:1 -687 -687 01-Aug-24 BlackRock Advisors, LLC on mkt sell 54.30 AUD CDI 1:1 -1,055 -1,055 01-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 54.30 AUD CDI 1:1 -302 -302 01-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 54.30 AUD CDI 1:1 -15,167 -15,167 01-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 54.30 AUD CDI 1:1 -9,167 -9,167 01-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 54.30 AUD CDI 1:1 -1,510 -1,510 01-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 54.30 AUD CDI 1:1 -1,757 -1,757 01-Aug-24 BlackRock Advisors, LLC on mkt sell 54.30 AUD CDI 1:1 -3,950 -3,950 01-Aug-24 BlackRock Advisors, LLC on mkt sell 54.30 AUD CDI 1:1 -35 -35 01-Aug-24 BlackRock Advisors, LLC on mkt sell 54.30 AUD CDI 1:1 -138 -138 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.30 AUD CDI 1:1 -533 -533 JHX page 13 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Aug-24 BlackRock Financial Management, Inc. on mkt sell 54.30 AUD CDI 1:1 -1,797 -1,797 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.30 AUD CDI 1:1 -16,427 -16,427 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.30 AUD CDI 1:1 -1,182 -1,182 01-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.30 AUD CDI 1:1 -2,557 -2,557 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -191 -191 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.30 AUD CDI 1:1 -648 -648 01-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.30 AUD CDI 1:1 -531 -531 01-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.41 AUD CDI 1:1 563 563 01-Aug-24 BlackRock Financial Management, Inc. on mkt sell 54.30 AUD CDI 1:1 -200 -200 01-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.30 AUD CDI 1:1 -875 -875 01-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.30 AUD CDI 1:1 -2,089 -2,089 01-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 54.28 AUD CDI 1:1 -3,216 -3,216 01-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 54.28 AUD CDI 1:1 -1,065 -1,065 01-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 54.28 AUD CDI 1:1 -603 -603 01-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 54.28 AUD CDI 1:1 -884 -884 01-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.28 AUD CDI 1:1 3,568 3,568 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 54.28 AUD CDI 1:1 6,711 6,711 01-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 54.28 AUD CDI 1:1 899 899 01-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -451,101 -451,101 01-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 31 31 01-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -122 -122 02-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,143 -3,143 02-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 654 654 02-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,585 -8,585 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 52.58 AUD CDI 1:1 443 443 02-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 52.88 AUD CDI 1:1 1,553 1,553 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.93 AUD CDI 1:1 -1,992 -1,992 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.93 AUD CDI 1:1 -127 -127 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.93 AUD CDI 1:1 -125 -125 02-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 52.97 AUD CDI 1:1 114 114 02-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 52.97 AUD CDI 1:1 97 97 02-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 52.97 AUD CDI 1:1 388 388 02-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 52.97 AUD CDI 1:1 873 873 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.97 AUD CDI 1:1 -349 -349 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.97 AUD CDI 1:1 -1,411 -1,411 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.97 AUD CDI 1:1 -1,742 -1,742 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.97 AUD CDI 1:1 -5,819 -5,819 02-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.97 AUD CDI 1:1 -2,653 -2,653 02-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.97 AUD CDI 1:1 7,078 7,078 02-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.97 AUD CDI 1:1 299 299 02-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -4,153 -4,153 02-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.97 AUD CDI 1:1 9,714 9,714 02-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.97 AUD CDI 1:1 337 337 02-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -481 -481 JHX page 14 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -106 -106 02-Aug-24 BlackRock International Limited on mkt sell 52.97 AUD CDI 1:1 -11,766 -11,766 02-Aug-24 BlackRock Financial Management, Inc. on mkt sell 52.97 AUD CDI 1:1 -1,008 -1,008 02-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.97 AUD CDI 1:1 5,082 5,082 02-Aug-24 BlackRock Investment Management, LLC on mkt buy 52.97 AUD CDI 1:1 412 412 02-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -16,662 -16,662 02-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -11,169 -11,169 02-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -14,471 -14,471 02-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 52.97 AUD CDI 1:1 -1,264 -1,264 02-Aug-24 BlackRock Investment Management, LLC on mkt sell 52.97 AUD CDI 1:1 -523 -523 02-Aug-24 BlackRock Financial Management, Inc. on mkt sell 52.97 AUD CDI 1:1 -1,482 -1,482 02-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.97 AUD CDI 1:1 1,321 1,321 02-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 26,556 26,556 02-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 59 59 02-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,277 1,277 05-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,275 6,275 05-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,688 -1,688 05-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 51.33 AUD CDI 1:1 741 741 05-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.93 AUD CDI 1:1 -18,920 -18,920 05-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.93 AUD CDI 1:1 1,320 1,320 05-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.93 AUD CDI 1:1 -2,144 -2,144 05-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.93 AUD CDI 1:1 -2,144 -2,144 05-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.93 AUD CDI 1:1 -2,144 -2,144 05-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.93 AUD CDI 1:1 588 588 05-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.93 AUD CDI 1:1 196 196 05-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.93 AUD CDI 1:1 490 490 05-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.93 AUD CDI 1:1 -203 -203 05-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.93 AUD CDI 1:1 -804 -804 05-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.93 AUD CDI 1:1 -1,000 -1,000 05-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.93 AUD CDI 1:1 -4,511 -4,511 05-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.93 AUD CDI 1:1 -1,456 -1,456 05-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.93 AUD CDI 1:1 -786 -786 05-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.93 AUD CDI 1:1 -1,128 -1,128 05-Aug-24 BlackRock Capital Management, Inc. on mkt buy 50.93 AUD CDI 1:1 54 54 05-Aug-24 BlackRock Asset Management Canada Limited on mkt sell 50.93 AUD CDI 1:1 -908 -908 05-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.93 AUD CDI 1:1 -2,290 -2,290 05-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 50.93 AUD CDI 1:1 737 737 05-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.93 AUD CDI 1:1 -1,075 -1,075 05-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.93 AUD CDI 1:1 -5,110 -5,110 05-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -26,556 -26,556 05-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -580 -580 05-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,231 3,231 06-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,143 -3,143 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.18 AUD CDI 1:1 -2,244 -2,244 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.18 AUD CDI 1:1 -225 -225 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.18 AUD CDI 1:1 -27 -27 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.18 AUD CDI 1:1 -583 -583 06-Aug-24 BlackRock Investment Management, LLC on mkt sell 51.18 AUD CDI 1:1 -386 -386 06-Aug-24 BlackRock (Singapore) Limited on mkt sell 51.18 AUD CDI 1:1 -1,695 -1,695 JHX page 15 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.18 AUD CDI 1:1 -49 -49 06-Aug-24 BlackRock Investment Management, LLC on mkt sell 51.18 AUD CDI 1:1 -274 -274 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -5,469 -5,469 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -1,087 -1,087 06-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 51.37 AUD CDI 1:1 -1,850 -1,850 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.37 AUD CDI 1:1 -1,175 -1,175 06-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 51.37 AUD CDI 1:1 -17,333 -17,333 06-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 51.37 AUD CDI 1:1 -18,757 -18,757 06-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 51.37 AUD CDI 1:1 -3,931 -3,931 06-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 51.37 AUD CDI 1:1 -4,589 -4,589 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.37 AUD CDI 1:1 -4,635 -4,635 06-Aug-24 BlackRock Financial Management, Inc. on mkt sell 51.37 AUD CDI 1:1 -1,449 -1,449 06-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.37 AUD CDI 1:1 -27,982 -27,982 06-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.37 AUD CDI 1:1 -2,636 -2,636 06-Aug-24 BlackRock Investment Management, LLC on mkt sell 51.37 AUD CDI 1:1 -1,968 -1,968 06-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.37 AUD CDI 1:1 -1,151 -1,151 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -1,222 -1,222 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -330 -330 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -923 -923 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.37 AUD CDI 1:1 -51 -51 06-Aug-24 BlackRock Advisors, LLC on mkt sell 51.37 AUD CDI 1:1 -289 -289 06-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.37 AUD CDI 1:1 -118 -118 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -334 -334 06-Aug-24 BlackRock Investment Management, LLC on mkt sell 51.37 AUD CDI 1:1 -787 -787 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.37 AUD CDI 1:1 -246 -246 06-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.45 AUD CDI 1:1 1,598 1,598 06-Aug-24 BlackRock Fund Advisors on mkt sell 51.47 AUD CDI 1:1 -207 -207 06-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 54 54 06-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 306 306 06-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 98 98 06-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 51.45 AUD CDI 1:1 -600 -600 06-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 189 189 06-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 51.45 AUD CDI 1:1 -681 -681 06-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.45 AUD CDI 1:1 4,150 4,150 06-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 51.45 AUD CDI 1:1 3,222 3,222 06-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.45 AUD CDI 1:1 2,022 2,022 06-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 388 388 06-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,877 3,877 07-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,868 -6,868 07-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -438 -438 07-Aug-24 BlackRock Advisors, LLC on mkt sell 50.56 AUD CDI 1:1 -2,178 -2,178 07-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.56 AUD CDI 1:1 -219 -219 07-Aug-24 BlackRock Advisors, LLC on mkt sell 50.56 AUD CDI 1:1 -25 -25 07-Aug-24 BlackRock Advisors, LLC on mkt sell 50.56 AUD CDI 1:1 -566 -566 07-Aug-24 BlackRock Investment Management, LLC on mkt sell 50.56 AUD CDI 1:1 -375 -375 07-Aug-24 BlackRock (Singapore) Limited on mkt sell 50.56 AUD CDI 1:1 -1,645 -1,645 07-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.56 AUD CDI 1:1 -47 -47 07-Aug-24 BlackRock Investment Management, LLC on mkt sell 50.56 AUD CDI 1:1 -266 -266 07-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -396 -396 07-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -576 -576 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 290 290 JHX page 16 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 294 294 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 588 588 07-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -1,326 -1,326 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 126 126 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 189 189 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 684 684 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 912 912 07-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -684 -684 07-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.29 AUD CDI 1:1 -1,172 -1,172 07-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.29 AUD CDI 1:1 -1,257 -1,257 07-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.29 AUD CDI 1:1 -830 -830 07-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.29 AUD CDI 1:1 -2,739 -2,739 07-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.29 AUD CDI 1:1 -2,990 -2,990 07-Aug-24 BlackRock Asset Management Canada Limited on mkt sell 50.29 AUD CDI 1:1 -2,271 -2,271 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -486 -486 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -73 -73 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -33,243 -33,243 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -1,214 -1,214 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -925 -925 07-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.29 AUD CDI 1:1 -10,407 -10,407 07-Aug-24 BlackRock Japan Co., Ltd. on mkt buy 50.29 AUD CDI 1:1 2,065 2,065 07-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.29 AUD CDI 1:1 -536 -536 07-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.29 AUD CDI 1:1 308 308 07-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.29 AUD CDI 1:1 2,183 2,183 07-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.29 AUD CDI 1:1 592 592 07-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.29 AUD CDI 1:1 203 203 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -34 -34 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -15,220 -15,220 07-Aug-24 BlackRock Investment Management, LLC on mkt buy 50.29 AUD CDI 1:1 483 483 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 50.29 AUD CDI 1:1 12,444 12,444 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.29 AUD CDI 1:1 -423 -423 07-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,064 1,064 07-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 50.29 AUD CDI 1:1 29,002 29,002 07-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,104,288 -1,104,288 07-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 701 701 07-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,965 1,965 07-Aug-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 7,932 7,932 08-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -315 -315 08-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -105 -105 08-Aug-24 BlackRock Advisors, LLC on mkt sell 49.59 AUD CDI 1:1 -2,186 -2,186 08-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.59 AUD CDI 1:1 -221 -221 08-Aug-24 BlackRock Advisors, LLC on mkt sell 49.59 AUD CDI 1:1 -569 -569 08-Aug-24 BlackRock Investment Management, LLC on mkt sell 49.59 AUD CDI 1:1 -377 -377 08-Aug-24 BlackRock (Singapore) Limited on mkt sell 49.59 AUD CDI 1:1 -1,653 -1,653 08-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 49.59 AUD CDI 1:1 -48 -48 08-Aug-24 BlackRock Investment Management, LLC on mkt sell 49.59 AUD CDI 1:1 -267 -267 08-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.04 AUD CDI 1:1 -2,606 -2,606 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 114 114 JHX page 17 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 285 285 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 588 588 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 686 686 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 103 103 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 274 274 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 274 274 08-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.60 AUD CDI 1:1 -1,504 -1,504 08-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.60 AUD CDI 1:1 -6,622 -6,622 08-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.60 AUD CDI 1:1 -3,459 -3,459 08-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.60 AUD CDI 1:1 -1,155 -1,155 08-Aug-24 BlackRock International Limited on mkt sell 49.60 AUD CDI 1:1 -2,106 -2,106 08-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.60 AUD CDI 1:1 -855 -855 08-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.60 AUD CDI 1:1 -10,741 -10,741 08-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.60 AUD CDI 1:1 -6,055 -6,055 08-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 49.60 AUD CDI 1:1 -4,702 -4,702 08-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.60 AUD CDI 1:1 -184 -184 08-Aug-24 BlackRock Investment Management, LLC on mkt sell 49.60 AUD CDI 1:1 -347 -347 08-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.60 AUD CDI 1:1 -752 -752 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 1,890 1,890 08-Aug-24 BlackRock Capital Management, Inc. on mkt buy 49.60 AUD CDI 1:1 481 481 08-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.60 AUD CDI 1:1 512 512 08-Aug-24 BlackRock Asset Management Canada Limited on mkt buy 49.60 AUD CDI 1:1 12,646 12,646 08-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.60 AUD CDI 1:1 3,527 3,527 08-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.60 AUD CDI 1:1 10,833 10,833 08-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,585 -8,585 08-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,513,478 1,513,478 08-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 42 42 08-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,897 1,897 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.05 AUD CDI 1:1 -5,296 -5,296 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.05 AUD CDI 1:1 -522 -522 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.05 AUD CDI 1:1 -546 -546 09-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.99 AUD CDI 1:1 5,720 5,720 09-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.99 AUD CDI 1:1 -1,074 -1,074 09-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.99 AUD CDI 1:1 -2,148 -2,148 09-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.99 AUD CDI 1:1 -18 -18 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 174 174 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 260 260 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 297 297 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 594 594 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 198 198 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 274 274 09-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.99 AUD CDI 1:1 122 122 09-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.99 AUD CDI 1:1 -1,271 -1,271 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.99 AUD CDI 1:1 -1,347 -1,347 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.99 AUD CDI 1:1 -6,293 -6,293 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.99 AUD CDI 1:1 -866 -866 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 49.99 AUD CDI 1:1 3,895 3,895 09-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 49.99 AUD CDI 1:1 -869 -869 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.99 AUD CDI 1:1 -957 -957 09-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 49.99 AUD CDI 1:1 -1,395 -1,395 JHX page 18 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.99 AUD CDI 1:1 -8,563 -8,563 09-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,522,759 -1,522,759 09-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 240 240 09-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -33 -33 12-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.80 AUD CDI 1:1 396 396 12-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.80 AUD CDI 1:1 282 282 12-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 49.80 AUD CDI 1:1 1,128 1,128 12-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.80 AUD CDI 1:1 -446 -446 12-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.80 AUD CDI 1:1 -885 -885 12-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.80 AUD CDI 1:1 -2,894 -2,894 12-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.80 AUD CDI 1:1 -2,035 -2,035 12-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 49.80 AUD CDI 1:1 -2,602 -2,602 12-Aug-24 BlackRock Capital Management, Inc. on mkt sell 49.80 AUD CDI 1:1 -1,091 -1,091 12-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 49.80 AUD CDI 1:1 527 527 12-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.80 AUD CDI 1:1 -2,507 -2,507 12-Aug-24 BlackRock International Limited on mkt sell 49.80 AUD CDI 1:1 -5,717 -5,717 12-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.80 AUD CDI 1:1 -818 -818 12-Aug-24 BlackRock Investment Management, LLC on mkt buy 49.80 AUD CDI 1:1 451 451 12-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 49.80 AUD CDI 1:1 -4,264 -4,264 12-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.80 AUD CDI 1:1 -7,600 -7,600 12-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 49.80 AUD CDI 1:1 -5,366 -5,366 12-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 49.80 AUD CDI 1:1 -9,767 -9,767 12-Aug-24 BlackRock Financial Management, Inc. on mkt sell 49.80 AUD CDI 1:1 -1,127 -1,127 12-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -16,311 -16,311 12-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 37 37 12-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,641 1,641 13-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -876 -876 13-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,917 1,917 13-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 48.37 AUD CDI 1:1 594 594 13-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 48.37 AUD CDI 1:1 792 792 13-Aug-24 BlackRock Financial Management, Inc. on mkt sell 48.37 AUD CDI 1:1 -310 -310 13-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.37 AUD CDI 1:1 -2,449 -2,449 13-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 48.37 AUD CDI 1:1 -728 -728 13-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.37 AUD CDI 1:1 -8,933 -8,933 13-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,655 2,655 13-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 364 364 13-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 75 75 14-Aug-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 2,301 2,301 14-Aug-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -2,301 -2,301 14-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,917 1,917 14-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 49.39 AUD CDI 1:1 -7,819 -7,819 14-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 48.00 AUD CDI 1:1 -11,415 -11,415 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.16 AUD CDI 1:1 -3,680 -3,680 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.16 AUD CDI 1:1 -472 -472 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.16 AUD CDI 1:1 -403 -403 14-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -203 -203 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.84 AUD CDI 1:1 -2,193 -2,193 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.84 AUD CDI 1:1 -1,495 -1,495 JHX page 19 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.84 AUD CDI 1:1 -913 -913 14-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -1,929 -1,929 14-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.84 AUD CDI 1:1 -3,694 -3,694 14-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.84 AUD CDI 1:1 -715 -715 14-Aug-24 BlackRock International Limited on mkt sell 48.84 AUD CDI 1:1 -4,803 -4,803 14-Aug-24 BlackRock Financial Management, Inc. on mkt sell 48.84 AUD CDI 1:1 -626 -626 14-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -1,664 -1,664 14-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -1,948 -1,948 14-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -6,518 -6,518 14-Aug-24 BlackRock Financial Management, Inc. on mkt sell 48.84 AUD CDI 1:1 -880 -880 14-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -1,426 -1,426 14-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 48.84 AUD CDI 1:1 -10,557 -10,557 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.84 AUD CDI 1:1 12,373 12,373 14-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.84 AUD CDI 1:1 -350 -350 14-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 973,225 973,225 14-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 309 309 14-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 309 309 15-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.96 AUD CDI 1:1 3,520 3,520 15-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 48.96 AUD CDI 1:1 1,078 1,078 15-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 48.96 AUD CDI 1:1 -537 -537 15-Aug-24 BlackRock Capital Management, Inc. on mkt sell 48.96 AUD CDI 1:1 -2,743 -2,743 15-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 48.96 AUD CDI 1:1 -10,451 -10,451 15-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 48.96 AUD CDI 1:1 -2,158 -2,158 15-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 48.96 AUD CDI 1:1 -2,475 -2,475 15-Aug-24 BlackRock Advisors, LLC on mkt sell 48.96 AUD CDI 1:1 -65 -65 15-Aug-24 BlackRock Financial Management, Inc. on mkt sell 48.96 AUD CDI 1:1 -6,347 -6,347 15-Aug-24 BlackRock Financial Management, Inc. on mkt sell 48.96 AUD CDI 1:1 -991 -991 15-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 48.96 AUD CDI 1:1 -1,513 -1,513 15-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.96 AUD CDI 1:1 -11,583 -11,583 15-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.96 AUD CDI 1:1 -24,664 -24,664 15-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.96 AUD CDI 1:1 16 16 15-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.96 AUD CDI 1:1 -722 -722 15-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 281 281 15-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,392 1,392 16-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,120 2,120 16-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.44 AUD CDI 1:1 -11,429 -11,429 16-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.99 AUD CDI 1:1 -10,120 -10,120 16-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.99 AUD CDI 1:1 1,598 1,598 16-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.99 AUD CDI 1:1 396 396 16-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.99 AUD CDI 1:1 456 456 16-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.99 AUD CDI 1:1 -1,819 -1,819 16-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 51.99 AUD CDI 1:1 1,361 1,361 16-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 51.99 AUD CDI 1:1 8,101 8,101 16-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 51.99 AUD CDI 1:1 -648 -648 16-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.99 AUD CDI 1:1 -7,802 -7,802 16-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.99 AUD CDI 1:1 -12,856 -12,856 16-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.99 AUD CDI 1:1 -701 -701 JHX page 20 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.99 AUD CDI 1:1 -6,601 -6,601 16-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -150,000 -150,000 16-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2 -2 16-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,547 -1,547 18-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -962,406 -962,406 19-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.71 AUD CDI 1:1 116 116 19-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.71 AUD CDI 1:1 290 290 19-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.71 AUD CDI 1:1 594 594 19-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.71 AUD CDI 1:1 594 594 19-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.71 AUD CDI 1:1 279 279 19-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.71 AUD CDI 1:1 -602 -602 19-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.71 AUD CDI 1:1 -460 -460 19-Aug-24 BlackRock Capital Management, Inc. on mkt sell 50.71 AUD CDI 1:1 -1,667 -1,667 19-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.71 AUD CDI 1:1 -2,607 -2,607 19-Aug-24 BlackRock International Limited on mkt sell 50.71 AUD CDI 1:1 -1,245 -1,245 19-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.71 AUD CDI 1:1 -6,158 -6,158 19-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.71 AUD CDI 1:1 1,538 1,538 19-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,183,706 1,183,706 19-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 60 60 19-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 934 934 20-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.99 AUD CDI 1:1 -11,002 -11,002 20-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.78 AUD CDI 1:1 -8,989 -8,989 20-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.38 AUD CDI 1:1 880 880 20-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.38 AUD CDI 1:1 17,600 17,600 20-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.38 AUD CDI 1:1 -3,234 -3,234 20-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.38 AUD CDI 1:1 -2,156 -2,156 20-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.38 AUD CDI 1:1 792 792 20-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.38 AUD CDI 1:1 228 228 20-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.38 AUD CDI 1:1 87 87 20-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.38 AUD CDI 1:1 -1,102 -1,102 20-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.38 AUD CDI 1:1 -981 -981 20-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.38 AUD CDI 1:1 -1,040 -1,040 20-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.38 AUD CDI 1:1 -9,310 -9,310 20-Aug-24 BlackRock International Limited on mkt sell 50.38 AUD CDI 1:1 -2,261 -2,261 20-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.38 AUD CDI 1:1 -451 -451 20-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.38 AUD CDI 1:1 -2,483 -2,483 20-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.38 AUD CDI 1:1 -553 -553 20-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,001,544 -1,001,544 20-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 22 22 20-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -301 -301 21-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 51.06 AUD CDI 1:1 -126 -126 21-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.06 AUD CDI 1:1 285 285 21-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.06 AUD CDI 1:1 198 198 21-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.06 AUD CDI 1:1 198 198 21-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.06 AUD CDI 1:1 104 104 21-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.06 AUD CDI 1:1 228 228 21-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.06 AUD CDI 1:1 -1,816 -1,816 21-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.06 AUD CDI 1:1 -8,183 -8,183 21-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.06 AUD CDI 1:1 -615 -615 21-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.06 AUD CDI 1:1 -11,552 -11,552 21-Aug-24 BlackRock Investment Management, LLC on mkt buy 51.06 AUD CDI 1:1 446 446 21-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 51.06 AUD CDI 1:1 10,978 10,978 JHX page 21 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.06 AUD CDI 1:1 -9,228 -9,228 21-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,000,544 1,000,544 21-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -350 -350 21-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -745 -745 22-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.51 AUD CDI 1:1 -2,195 -2,195 22-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.39 AUD CDI 1:1 -11,407 -11,407 22-Aug-24 BlackRock Capital Management, Inc. on mkt sell 50.73 AUD CDI 1:1 -2,189 -2,189 22-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 50.73 AUD CDI 1:1 -7,779 -7,779 22-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 50.73 AUD CDI 1:1 -1,017 -1,017 22-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 50.73 AUD CDI 1:1 -1,214 -1,214 22-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.73 AUD CDI 1:1 -6,399 -6,399 22-Aug-24 BlackRock Financial Management, Inc. on mkt sell 50.73 AUD CDI 1:1 -881 -881 22-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -12,487 -12,487 22-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -1,008 -1,008 22-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.73 AUD CDI 1:1 -5,970 -5,970 22-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.73 AUD CDI 1:1 -13,783 -13,783 22-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -302 -302 22-Aug-24 BlackRock Advisors, LLC on mkt sell 50.73 AUD CDI 1:1 -268 -268 22-Aug-24 BlackRock Advisors, LLC on mkt sell 50.73 AUD CDI 1:1 -147 -147 22-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -685 -685 22-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.73 AUD CDI 1:1 -569 -569 22-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 297 297 22-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 681 681 22-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -283 -283 23-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.72 AUD CDI 1:1 1,080 1,080 23-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.72 AUD CDI 1:1 174 174 23-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.72 AUD CDI 1:1 348 348 23-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.72 AUD CDI 1:1 392 392 23-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 51.72 AUD CDI 1:1 277 277 23-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 51.72 AUD CDI 1:1 -176 -176 23-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.72 AUD CDI 1:1 -2,287 -2,287 23-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.72 AUD CDI 1:1 -1,662 -1,662 23-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.72 AUD CDI 1:1 -1,996 -1,996 23-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.72 AUD CDI 1:1 -932 -932 23-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.72 AUD CDI 1:1 -4,629 -4,629 23-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.72 AUD CDI 1:1 -2,411 -2,411 23-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.72 AUD CDI 1:1 -572 -572 23-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 51.72 AUD CDI 1:1 20,882 20,882 23-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.72 AUD CDI 1:1 -87 -87 23-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.72 AUD CDI 1:1 -96 -96 23-Aug-24 BlackRock International Limited on mkt sell 51.72 AUD CDI 1:1 -3,331 -3,331 23-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.72 AUD CDI 1:1 -4,486 -4,486 23-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 51.72 AUD CDI 1:1 -1,069 -1,069 23-Aug-24 BlackRock Investment Management, LLC on mkt sell 51.72 AUD CDI 1:1 -378 -378 23-Aug-24 BlackRock Financial Management, Inc. on mkt sell 51.72 AUD CDI 1:1 -855 -855 23-Aug-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 12,471 12,471 23-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 53,095 53,095 23-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -64 -64 23-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -642 -642 JHX page 22 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,182,706 -1,182,706 25-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -53,095 -53,095 26-Aug-24 BlackRock Capital Management, Inc. on mkt sell 54.35 AUD CDI 1:1 -3,041 -3,041 26-Aug-24 BlackRock Financial Management, Inc. on mkt sell 54.35 AUD CDI 1:1 -4,314 -4,314 26-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.35 AUD CDI 1:1 -9,726 -9,726 26-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.35 AUD CDI 1:1 -409 -409 26-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.35 AUD CDI 1:1 -9,406 -9,406 26-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.35 AUD CDI 1:1 -318 -318 26-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,182,706 1,182,706 26-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 30,921 30,921 26-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 14 14 26-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -340 -340 27-Aug-24 BlackRock Advisors, LLC on mkt sell 54.39 AUD CDI 1:1 -4,020 -4,020 27-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.39 AUD CDI 1:1 -421 -421 27-Aug-24 BlackRock Advisors, LLC on mkt sell 54.39 AUD CDI 1:1 -31 -31 27-Aug-24 BlackRock Advisors, LLC on mkt sell 54.39 AUD CDI 1:1 -1,003 -1,003 27-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.39 AUD CDI 1:1 -636 -636 27-Aug-24 BlackRock (Singapore) Limited on mkt sell 54.39 AUD CDI 1:1 -3,109 -3,109 27-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.39 AUD CDI 1:1 -49 -49 27-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.39 AUD CDI 1:1 -451 -451 27-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.40 AUD CDI 1:1 149 149 27-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.40 AUD CDI 1:1 232 232 27-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.40 AUD CDI 1:1 580 580 27-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.40 AUD CDI 1:1 784 784 27-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.40 AUD CDI 1:1 287 287 27-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.40 AUD CDI 1:1 -2,354 -2,354 27-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.40 AUD CDI 1:1 -2,051 -2,051 27-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.40 AUD CDI 1:1 6,629 6,629 27-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.40 AUD CDI 1:1 -878 -878 27-Aug-24 BlackRock International Limited on mkt sell 54.40 AUD CDI 1:1 -6,411 -6,411 27-Aug-24 BlackRock Financial Management, Inc. on mkt sell 54.40 AUD CDI 1:1 -758 -758 27-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.40 AUD CDI 1:1 -6,782 -6,782 27-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 54.40 AUD CDI 1:1 2,726 2,726 27-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.40 AUD CDI 1:1 -458 -458 27-Aug-24 BlackRock Financial Management, Inc. on mkt sell 54.40 AUD CDI 1:1 -1,009 -1,009 27-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -30,921 -30,921 27-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 13 13 27-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 342 342 28-Aug-24 BlackRock Advisors, LLC on mkt sell 54.52 AUD CDI 1:1 -3,901 -3,901 28-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.52 AUD CDI 1:1 -408 -408 28-Aug-24 BlackRock Advisors, LLC on mkt sell 54.52 AUD CDI 1:1 -32 -32 28-Aug-24 BlackRock Advisors, LLC on mkt sell 54.52 AUD CDI 1:1 -973 -973 28-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.52 AUD CDI 1:1 -617 -617 28-Aug-24 BlackRock (Singapore) Limited on mkt sell 54.52 AUD CDI 1:1 -3,017 -3,017 28-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.52 AUD CDI 1:1 -48 -48 28-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.52 AUD CDI 1:1 -437 -437 28-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.64 AUD CDI 1:1 3,246 3,246 28-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.64 AUD CDI 1:1 1,058 1,058 28-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.64 AUD CDI 1:1 114 114 28-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.64 AUD CDI 1:1 776 776 28-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 54.64 AUD CDI 1:1 -309 -309 JHX page 23 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.64 AUD CDI 1:1 -3,950 -3,950 28-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.64 AUD CDI 1:1 -12,244 -12,244 28-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.64 AUD CDI 1:1 -1,080 -1,080 28-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.64 AUD CDI 1:1 -13,596 -13,596 28-Aug-24 BlackRock Investment Management, LLC on mkt buy 54.64 AUD CDI 1:1 424 424 28-Aug-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.64 AUD CDI 1:1 4,403 4,403 28-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 54.64 AUD CDI 1:1 -726 -726 28-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.64 AUD CDI 1:1 -11,162 -11,162 28-Aug-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 28-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 353 353 29-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,151 -5,151 29-Aug-24 BlackRock Advisors, LLC on mkt sell 54.59 AUD CDI 1:1 -3,901 -3,901 29-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.59 AUD CDI 1:1 -408 -408 29-Aug-24 BlackRock Advisors, LLC on mkt sell 54.59 AUD CDI 1:1 -32 -32 29-Aug-24 BlackRock Advisors, LLC on mkt sell 54.59 AUD CDI 1:1 -973 -973 29-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.59 AUD CDI 1:1 -617 -617 29-Aug-24 BlackRock (Singapore) Limited on mkt sell 54.59 AUD CDI 1:1 -3,017 -3,017 29-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.59 AUD CDI 1:1 -48 -48 29-Aug-24 BlackRock Investment Management, LLC on mkt sell 54.59 AUD CDI 1:1 -437 -437 29-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.97 AUD CDI 1:1 126 126 29-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 54.97 AUD CDI 1:1 277 277 29-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 54.97 AUD CDI 1:1 696 696 29-Aug-24 BlackRock Capital Management, Inc. on mkt sell 54.97 AUD CDI 1:1 -5,435 -5,435 29-Aug-24 BlackRock Financial Management, Inc. on mkt sell 54.97 AUD CDI 1:1 -9,263 -9,263 29-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.97 AUD CDI 1:1 -17,772 -17,772 29-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.97 AUD CDI 1:1 -27,333 -27,333 29-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,717 -1,717 29-Aug-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1 1 29-Aug-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 2 2 29-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 37 37 29-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -123 -123 30-Aug-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 288 288 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.08 AUD CDI 1:1 -11,000 -11,000 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.15 AUD CDI 1:1 -3,929 -3,929 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.15 AUD CDI 1:1 -2,424 -2,424 30-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -698 -698 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -3,993 -3,993 30-Aug-24 BlackRock Advisors, LLC on mkt sell 55.15 AUD CDI 1:1 -399 -399 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.15 AUD CDI 1:1 -7,600 -7,600 30-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 55.15 AUD CDI 1:1 -18,390 -18,390 30-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 55.15 AUD CDI 1:1 -3,592 -3,592 30-Aug-24 BlackRock Japan Co., Ltd. on mkt sell 55.15 AUD CDI 1:1 -4,188 -4,188 30-Aug-24 BlackRock Advisors, LLC on mkt sell 55.15 AUD CDI 1:1 -35 -35 30-Aug-24 BlackRock Advisors, LLC on mkt sell 55.15 AUD CDI 1:1 -250 -250 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.15 AUD CDI 1:1 -5,809 -5,809 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -1,162 -1,162 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.15 AUD CDI 1:1 -540 -540 30-Aug-24 BlackRock International Limited on mkt sell 55.15 AUD CDI 1:1 -2,098 -2,098 JHX page 24 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Aug-24 BlackRock Financial Management, Inc. on mkt sell 55.15 AUD CDI 1:1 -2,618 -2,618 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -18,093 -18,093 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -1,310 -1,310 30-Aug-24 BlackRock Financial Management, Inc. on mkt sell 55.15 AUD CDI 1:1 -1,547 -1,547 30-Aug-24 BlackRock Investment Management, LLC on mkt sell 55.15 AUD CDI 1:1 -2,710 -2,710 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.15 AUD CDI 1:1 -148 -148 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -12,268 -12,268 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -167 -167 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -3,063 -3,063 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -1,157 -1,157 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -745 -745 30-Aug-24 BlackRock Investment Management, LLC on mkt sell 55.15 AUD CDI 1:1 -613 -613 30-Aug-24 BlackRock Investment Management, LLC on mkt sell 55.15 AUD CDI 1:1 -827 -827 30-Aug-24 BlackRock Financial Management, Inc. on mkt sell 55.15 AUD CDI 1:1 -1,930 -1,930 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.15 AUD CDI 1:1 -1,391 -1,391 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.15 AUD CDI 1:1 -13,294 -13,294 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.09 AUD CDI 1:1 -8,458 -8,458 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.09 AUD CDI 1:1 -117,156 -117,156 30-Aug-24 BlackRock Financial Management, Inc. on mkt sell 55.09 AUD CDI 1:1 -712 -712 30-Aug-24 BlackRock Asset Management Canada Limited on mkt sell 55.09 AUD CDI 1:1 -12,477 -12,477 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.09 AUD CDI 1:1 -12,405 -12,405 30-Aug-24 BlackRock Asset Management Canada Limited on mkt sell 55.09 AUD CDI 1:1 -1,216 -1,216 30-Aug-24 BlackRock Asset Management Canada Limited on mkt sell 55.09 AUD CDI 1:1 -346 -346 30-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 55.09 AUD CDI 1:1 -1,341 -1,341 30-Aug-24 BlackRock Fund Advisors on mkt sell 55.09 AUD CDI 1:1 -14,142 -14,142 30-Aug-24 BlackRock Investment Management, LLC on mkt sell 55.09 AUD CDI 1:1 -424 -424 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.09 AUD CDI 1:1 -6,097 -6,097 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.09 AUD CDI 1:1 -1,813 -1,813 30-Aug-24 BlackRock Asset Management Canada Limited on mkt sell 55.09 AUD CDI 1:1 -34,605 -34,605 30-Aug-24 BlackRock Financial Management, Inc. on mkt sell 55.09 AUD CDI 1:1 -677 -677 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.09 AUD CDI 1:1 -112,394 -112,394 30-Aug-24 BlackRock Fund Advisors on mkt sell 55.09 AUD CDI 1:1 -2,033 -2,033 30-Aug-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.09 AUD CDI 1:1 -101 -101 30-Aug-24 BlackRock Advisors (UK) Limited on mkt sell 55.08 AUD CDI 1:1 -1,069 -1,069 30-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 55.08 AUD CDI 1:1 1,261 1,261 30-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 55.08 AUD CDI 1:1 275 275 30-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 55.08 AUD CDI 1:1 63 63 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.08 AUD CDI 1:1 -563 -563 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 55.08 AUD CDI 1:1 164 164 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 55.08 AUD CDI 1:1 337 337 30-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 55.08 AUD CDI 1:1 1,220 1,220 JHX page 25 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt buy 55.08 AUD CDI 1:1 582 582 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.08 AUD CDI 1:1 723 723 30-Aug-24 BlackRock Asset Management Canada Limited on mkt buy 55.08 AUD CDI 1:1 339 339 30-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 55.08 AUD CDI 1:1 10,720 10,720 30-Aug-24 BlackRock Advisors (UK) Limited on mkt buy 55.08 AUD CDI 1:1 3,044 3,044 30-Aug-24 BlackRock Fund Advisors on mkt buy 55.08 AUD CDI 1:1 1,498 1,498 30-Aug-24 BlackRock Fund Advisors on mkt buy 55.08 AUD CDI 1:1 3,036 3,036 30-Aug-24 BlackRock (Netherlands) B.V. on mkt buy 55.08 AUD CDI 1:1 2,092 2,092 30-Aug-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.08 AUD CDI 1:1 -886 -886 30-Aug-24 BlackRock Investment Management (UK) Limited on mkt sell 55.08 AUD CDI 1:1 -33,625 -33,625 30-Aug-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1 -1 30-Aug-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 31,014 31,014 30-Aug-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -2 -2 30-Aug-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2 -2 30-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 79,137 79,137 30-Aug-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 778,655 778,655 30-Aug-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 254,229 254,229 01-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,182,706 -1,182,706 01-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -31,014 -31,014 02-Sep-24 BlackRock Capital Management, Inc. on mkt sell 55.57 AUD CDI 1:1 -2,881 -2,881 02-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.57 AUD CDI 1:1 -7,869 -7,869 02-Sep-24 BlackRock Financial Management, Inc. on mkt sell 55.60 AUD CDI 1:1 -3,520 -3,520 02-Sep-24 BlackRock Financial Management, Inc. on mkt buy 55.84 AUD CDI 1:1 708 708 02-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 55.84 AUD CDI 1:1 -874 -874 02-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.84 AUD CDI 1:1 287 287 02-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.84 AUD CDI 1:1 403 403 02-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,182,706 1,182,706 02-Sep-24 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2 2 02-Sep-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 30,998 30,998 03-Sep-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -44,353 -44,353 03-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 55.61 AUD CDI 1:1 -1,517 -1,517 03-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.23 AUD CDI 1:1 -4,840 -4,840 03-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -1,067 -1,067 03-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.23 AUD CDI 1:1 171 171 03-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.23 AUD CDI 1:1 679 679 03-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.23 AUD CDI 1:1 776 776 03-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -226 -226 03-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -446 -446 03-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.23 AUD CDI 1:1 -301 -301 03-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.23 AUD CDI 1:1 -1,025 -1,025 03-Sep-24 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2 -2 03-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 30,998 30,998 03-Sep-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -30,998 -30,998 03-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -79,102 -79,102 03-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -777,140 -777,140 03-Sep-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -254,229 -254,229 04-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,112 2,112 04-Sep-24 BlackRock Advisors, LLC on mkt sell 55.15 AUD CDI 1:1 -4,601 -4,601 04-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.15 AUD CDI 1:1 -526 -526 04-Sep-24 BlackRock Advisors, LLC on mkt sell 55.15 AUD CDI 1:1 -39 -39 04-Sep-24 BlackRock Advisors, LLC on mkt sell 55.15 AUD CDI 1:1 -1,123 -1,123 04-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.15 AUD CDI 1:1 -715 -715 04-Sep-24 BlackRock (Singapore) Limited on mkt sell 55.15 AUD CDI 1:1 -4,069 -4,069 JHX page 26 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.15 AUD CDI 1:1 -38 -38 04-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.15 AUD CDI 1:1 -552 -552 04-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 55.09 AUD CDI 1:1 122,953 122,953 04-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 55.09 AUD CDI 1:1 5,763 5,763 04-Sep-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.09 AUD CDI 1:1 99 99 04-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.06 AUD CDI 1:1 4,400 4,400 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -2,160 -2,160 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -2,160 -2,160 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -18 -18 04-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.06 AUD CDI 1:1 582 582 04-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.06 AUD CDI 1:1 388 388 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -275 -275 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -825 -825 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -670 -670 04-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -224 -224 04-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.06 AUD CDI 1:1 -937 -937 04-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.06 AUD CDI 1:1 -2,109 -2,109 04-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.06 AUD CDI 1:1 -412 -412 04-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -1,120 -1,120 04-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.06 AUD CDI 1:1 -8,682 -8,682 04-Sep-24 BlackRock (Singapore) Limited in specie n/a AUD CDI 1:1 1,443 1,443 04-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -30,998 -30,998 04-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 22 22 04-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 915 915 04-Sep-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -1,753 -1,753 04-Sep-24 BlackRock (Netherlands) B.V. in specie n/a AUD CDI 1:1 7,932 7,932 05-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,062 1,062 05-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 55.41 AUD CDI 1:1 1,780 1,780 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.16 AUD CDI 1:1 -4,466 -4,466 05-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.16 AUD CDI 1:1 -511 -511 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.16 AUD CDI 1:1 -37 -37 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.16 AUD CDI 1:1 -1,090 -1,090 05-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.16 AUD CDI 1:1 -694 -694 05-Sep-24 BlackRock (Singapore) Limited on mkt sell 55.16 AUD CDI 1:1 -3,949 -3,949 05-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.16 AUD CDI 1:1 -37 -37 05-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.16 AUD CDI 1:1 -536 -536 05-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.00 AUD CDI 1:1 -2,200 -2,200 05-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -539 -539 05-Sep-24 BlackRock Capital Management, Inc. on mkt sell 55.00 AUD CDI 1:1 -1,708 -1,708 05-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.00 AUD CDI 1:1 -16,796 -16,796 05-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.00 AUD CDI 1:1 -3,563 -3,563 05-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.00 AUD CDI 1:1 -4,146 -4,146 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.00 AUD CDI 1:1 -17 -17 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.00 AUD CDI 1:1 -85 -85 05-Sep-24 BlackRock Financial Management, Inc. on mkt sell 55.00 AUD CDI 1:1 -4,232 -4,232 05-Sep-24 BlackRock Financial Management, Inc. on mkt sell 55.00 AUD CDI 1:1 -3,065 -3,065 05-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.00 AUD CDI 1:1 -1,970 -1,970 05-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.00 AUD CDI 1:1 -4,196 -4,196 05-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.00 AUD CDI 1:1 -632 -632 05-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.00 AUD CDI 1:1 -1,344 -1,344 05-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.00 AUD CDI 1:1 1,608 1,608 JHX page 27 of 28

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.00 AUD CDI 1:1 36 36 05-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.00 AUD CDI 1:1 98 98 05-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -275 -275 05-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -8 -8 05-Sep-24 BlackRock Capital Management, Inc. on mkt sell 55.00 AUD CDI 1:1 -23 -23 05-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.00 AUD CDI 1:1 -222 -222 05-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.00 AUD CDI 1:1 -47 -47 05-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.00 AUD CDI 1:1 -55 -55 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.00 AUD CDI 1:1 -1 -1 05-Sep-24 BlackRock Advisors, LLC on mkt sell 55.00 AUD CDI 1:1 -2 -2 05-Sep-24 BlackRock Financial Management, Inc. on mkt sell 55.00 AUD CDI 1:1 -56 -56 05-Sep-24 BlackRock Financial Management, Inc. on mkt sell 55.00 AUD CDI 1:1 -40 -40 05-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.00 AUD CDI 1:1 -27 -27 05-Sep-24 BlackRock Asset Management Canada Limited on mkt buy 55.00 AUD CDI 1:1 234 234 05-Sep-24 BlackRock Investment Management, LLC on mkt buy 55.00 AUD CDI 1:1 484 484 05-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.00 AUD CDI 1:1 -55 -55 05-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.00 AUD CDI 1:1 -9 -9 05-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.00 AUD CDI 1:1 -18 -18 05-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,476 -8,476 05-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,162,538 -1,162,538 05-Sep-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -7,372 -7,372 05-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 4 4 05-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 547 547 JHX page 28 of 28

This is Annexure B of 7 pages referred to in form 604 Notice of change of interests of substantial shareholder Annexure B 10-Sep-24 Lamar Shaw, Authorised Signatory Date 4. Details of present registered holders Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. ADR 1:1 859,998 859,998 Subsidiary of BlackRock, Inc. APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 296,309 296,309 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 138,986 138,986 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited SSB-STATE STREET SINGAPORE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 10,181 10,181 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 717,230 717,230 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 188,163 188,163 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 8,776 8,776 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 378,256 378,256 Subsidiary of BlackRock, Inc. Class and number of Securities JHX page 1 of 7

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Advisors (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 98,115 98,115 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,406,312 1,406,312 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 21,625 21,625 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 158,619 158,619 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 93,961 93,961 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 262,616 262,616 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,614 1,614 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 261,802 261,802 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 20,414 20,414 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 158,831 158,831 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 7,443 7,443 Subsidiary of BlackRock, Inc. BlackRock Capital Management, Inc. STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 35,422 35,422 Subsidiary of BlackRock, Inc. JHX page 2 of 7

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Financial Management, Inc. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 12,457 12,457 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 28,811 28,811 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,366 1,366 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 32,989 32,989 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 47,319 47,319 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 11,921 11,921 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 9,670 9,670 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 100,935 100,935 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. SSB-STATE STREET BANK & TRUST TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,886 2,886 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 124,892 124,892 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 46,195 46,195 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 7,716,334 7,716,334 Subsidiary of BlackRock, Inc. JHX page 3 of 7

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Institutional Trust Company, National Association BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 220,906 220,906 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 5,315,932 5,315,932 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 79,786 79,786 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 25,008 25,008 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 33,408 33,408 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 824 824 Subsidiary of BlackRock, Inc. BlackRock International Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 926 926 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BNP-BNP PARIBAS AUSTRALIA - COGENT Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 75,527 75,527 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited CITI-CITIBANK, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 259,075 259,075 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited CITI-Citigroup Australia - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 17,329 17,329 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,861,549 2,861,549 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited NAB-NATIONAL AUSTRALIA BANK LIMITED - MELBOURNE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,049,075 1,049,075 Subsidiary of BlackRock, Inc. JHX page 4 of 7

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (Australia) Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,634,610 1,634,610 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNP PARIBAS LUX Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 838 838 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNP-BNP Paribas Milan Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 27,054 27,054 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,176,696 1,176,696 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 413,352 413,352 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CB-Caceis Bank Amsterdam Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 21,868 21,868 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CB-CACEIS Bank France Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 930 930 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 613,739 613,739 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CREDIT SUISSE (ZURICH) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 11,727 11,727 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC-HSBC - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 396,609 396,609 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 62,071 62,071 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 65,313 65,313 Subsidiary of BlackRock, Inc. JHX page 5 of 7

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 14,798 14,798 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 194,523 194,523 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 3,170 3,170 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 18,328 18,328 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 73,122 73,122 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 15,523 15,523 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 120,207 120,207 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 95,258 95,258 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 35,821 35,821 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 197,695 197,695 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 19,370 19,370 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 28,133 28,133 Subsidiary of BlackRock, Inc. JHX page 6 of 7

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 8,358 8,358 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 11,141 11,141 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 61,470 61,470 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-State Street Bank And Trust Co. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 375,124 375,124 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,347 2,347 Subsidiary of BlackRock, Inc. BlackRock (Netherlands) B.V. BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 10,024 10,024 Subsidiary of BlackRock, Inc. SPIDERROCK ADVISORS LLC CHAR-CHARLES SCHWAB & CO., INC. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. ADR 1:1 11 11 Subsidiary of BlackRock, Inc. JHX page 7 of 7

Annexure C This is Annexure C of 1 page referred to in form 604 Notice of change of interests of substantial shareholder 10-Sep-24 Lamar Shaw, Date Authorised Signatory 7. Addresses The addresses of persons named in this form are as follows: Name Address BlackRock Group BlackRock Inc. 50 Hudson Yards New York, NY 10001 USA BlackRock (Netherlands) B.V. Rembrandt Tower, 17th floor Amstelplein Amsterdam Netherlands BlackRock (Singapore) Limited 20 Anson Road #18-01 079912 Singapore BlackRock Advisors (UK) Limited 12 Throgmorton Avenue. London, EC2N 2DL, United Kingdom BlackRock Advisors, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Asset Management Canada Limited 161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1 Canada BlackRock Asset Management North Asia Limited 15/F, 16/F, 17/F Citibank Tower & 17/F ICBC Tower, 3 Garden Road, Central, Hong Kong BlackRock Capital Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Financial Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Fund Advisors 400 Howard Street San Francisco, CA, 94105 United States BlackRock Institutional Trust Company, National Association 1225 17th Street, Suite 300, Denver, CO 80202 (Colorado, USA) BlackRock International Limited Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom (Scotland, United Kingdom) BlackRock Investment Management (Australia) Limited Level 37 Chifley Tower, 2 Chifley Square, Sydney NSW 2000 Australia BlackRock Investment Management (UK) Limited 12 Throgmorton Avenue London EC2N 2DL United Kingdom BlackRock Investment Management, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Japan Co., Ltd. Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217 (Japan) APERIO GROUP LLC 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833- 3505 SPIDERROCK ADVISORS LLC 251 Little Falls Dr Wilmington, DE 19808-1674 JHX page 1 of 1

JHX 1 | P a g e Annexure D This is Annexure D of 3 pages referred to in form 604 Notice of change of interests of substantial shareholder. 10-Sept-2024 Lamar Shaw, Authorised Signatory Date Type of agreement: Global Master Securities Lending Agreement, Overseas Securities Lending Agreement or Master Securities Lending Agreement. Parties to agreement: The relevant counterparty as described in the lists of Securities Lending Agreements entered into by BlackRock Advisors Limited and BlackRock Institutional Trust Corporation, N.A., respectively, on the following page. Transfer date: The date of the relevant transaction identified as a collateral transfer referred to in Annexure A. Holder of voting rights: The Borrower. Are there any restrictions on voting rights? Yes. Collateral is held through a tripartite structure under which the triparty collateral manager will not act in respect of voting rights unless it receives instructions to do so from the Borrower. If yes, detail Scheduled return date (if any): The date of the relevant transaction referred to in Annexure A. Does the borrower have the right to return early? Yes. The Borrower is entitled to substitute existing collateral with other equities at any time. If yes, detail Does the lender have the right to recall early? Yes, at notice. If yes, detail Will the securities be returned on settlement? Yes. If yes, detail any exceptions A copy of the relevant agreement will be provided to JAMES HARDIE INDUSTRIES PLC or the Australian Securities and Investments Commission upon request.

JHX 2 | P a g e Securities Lending Agreements Agreements entered into between BlackRock Advisors Limited and each of the following counterparties: (a) Bank of Nova Scotia, London Branch GMSLA, 25 August 2011 (b) Barclays Bank plc GMSLA, 9 April 2104 (c) Barclays Capital Securities Limited GMSLA, 2 December 2012 (d) BNP Paribas Arbitrage GMSLA, 30 May 2013 (e) BNP Paribas GMSLA, 8 May 2007 (f) Citigroup Global Markets Limited GMSLA, 18 January 2007 (g) Credit Suisse AG, Dublin Branch GMSLA, 28 September 2015 (h) Credit Suisse International GMSLA, 10 March 2014 (i) Credit Suisse Securities (Europe) Limited GMSLA, 26 August 2015 (j) Deutsche Bank AG, London Branch GMSLA, 25 August 2017 (k) Goldman Sachs International GMSLA, 2nd August 2022 (l) HSBC Bank plc GMSLA GMSLA, 27 October 2016 (m) ING Bank N.V. GMSLA, 12 November 2018 (n) J.P. Morgan Securities plc GMSLA, 12 July 2011 (o) Macquarie Bank Limited GMSLA, 18 August 2014 (p) Merrill Lynch International GMSLA, 3 February 2020 (q) Morgan Stanley & Co International plc GMSLA, 9 June 2021 (r) Natixis SA GMSLA, 29 January 2018 (s) Nomura International plc GMSLA, 2 November 2011 (t) Royal Bank of Canada Europe Limited GMSLA, 3 February 2017 (u) Royal Bank of Scotland plc (renamed to Natwest Markets Plc) GMSLA, 1 April 2011 (v) Santander UK Plc GMSLA, 25 January 2019 (w) Societe Generale GMSLA, 27 January 2012 (x) UBS AG GMSLA, 28 April 2016 (y) UBS Europe SE GMSLA, 1 February 2019 (z) BAL/Banco Santander, S.A. GMSLA, 30 April 2019 (aa) Canadian Imperial Bank of Commerce, London Branch GMSLA, 21 June 2019 (bb) Zürcher Kantonalbank GMSLA, 30 October 2019 (cc) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 7 February 2020 (dd) BNP Paribas Prime Brokerage International Limited GMSLA 19 October 2021 (ee) Jefferies International Limited GMLSA 22 June 2023 Agreements entered into by BlackRock Institutional Trust Corporation, N.A. and each of the following counterparties: a. Bank of Nova Scotia GMSLA, December 6, 2016 b. Barclays Bank plc GMSLA, April 24, 2017 c. Barclays Capital Securities Limited GMSLA, March 15, 2017 d. BNP Paribas Arbitrage GMSLA, June 5, 2017 e. Citigroup Global Markets Limited GMSLA, June 3, 2015 f. Credit Suisse AG, Dublin Branch GMSLA, October 14, 2015 g. Credit Suisse International GMSLA, April 4, 2020 h. Credit Suisse Securities (Europe) Limited GMSLA, October 2, 2015 i. Deutsche Bank AG, London Branch GMSLA, June 7, 2017 j. Goldman Sachs International GMSLA, February 20, 2023 k. HSBC Bank plc GMSLA, February 12, 2013 l. J.P. Morgan Securities plc GMSLA, October 4, 2016 m. J.P. Morgan Securities plc GMSLA (Pledge), July 1, 2020 n. Macquarie Bank Limited GMSLA, October 3, 2016 o. Merrill Lynch International GMSLA, February 19, 2014 p. Morgan Stanley & Co International plc GMSLA, November 16, 2021 q. Nomura International plc GMSLA 03 August 2018 r. Societe Generale GMSLA, September 28, 2016 s. UBS AG GMSLA, May 26, 2016 t. UBS AG GMSLA (Pledge), June 2, 2020 u. UBS Europe SE GMSLA, 1 February 2019 v. The Hongkong and Shanghai Banking Corporation Limited GMSLA, 22 February 2019 w. RBC Europe Limited GMSLA, 4 February 2019 x. ING BANK N.V. GMSLA, 27 February, 2019 y. BANCO SANTANDER, S.A. GMSLA, 11 September, 2019 z. Credit Suisse A.G., Singapore Branch GMSLA, 25 October, 2019

JHX 3 | P a g e aa. Natixis S.A. GMSLA, November 21, 2019. bb. CREDIT SUISSE INTERNATIONAL GMSLA, 4 April 2020 cc. BNP Paribas Prime Brokerage International Limited GMSLA 22 November 2021 These counterparties do not pledge Australian equities: (a) Merrill Lynch, Pierce, Fenner Smith Incorporated These counterparties do not have any business with us anymore although may have done previously: (a) Morgan Stanley Securities Limited (No Business) OSLA 15 March 1999 Royal Bank of Scotland N.V. GMSLA, 12 October 2011 – No Business, superseded by Royal Bank of Scotland PLC